

07002424

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
ctober 31, 1998
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
FEB 2 7 2007
WASH. D.C.
210
SECTION

SEC FILE NO.
8-49702

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Global Markets, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Quebec Street
(No. and Street)

Washington	D.C.	20008-1223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Buik — 202-364-2484
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name – if individual, last, first, middle name)

200 West Adams., Suite 2211	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Richard D. Buik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Global Markets, LLC, as of

December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Richard D. Buik

Signature

President

Title

Subscribed and sworn to before me
this 19th Day of February 2007
in Chicago, County of Cook, State of Illinios
Tomi L. Samuels
Notary Public

Notary Public


"OFFICIAL SEAL"
Tomi L. Samuels
Notary Public, State of Illinois
My Commission Exp. 12/04/2008

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
210
SECTION

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

Filed pursuant to Rule 17a-5(e)(3) of the Securities and Exchange Commission

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Financial Statements
December 31, 2006

Index



MICHAEL J. LICCAR & CO., P.C.
Certified Public Accountants

Member
American Institute of
Certified Public Accountants
Illinois CPA Society

INDEPENDENT AUDITORS' REPORT

To the Sole Member
Global Markets, LLC
Washington, D.C.

We have examined the statement of financial condition of Global Markets, LLC (a District of Columbia Limited Liability Company) as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Markets, LLC as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 9 through 11, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission, Regulation 1.10 of the Commodity Exchange Act and the Rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Chicago, Illinois
February 14, 2007

Certified Public Accountants

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$	205,044
Commissions and fees receivable		3,984
Total assets	$	209,028

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	1,750
Total liabilities	$	1,750
Member's equity:		
Member's equity	$	207,278
Total member's equity	$	207,278
Total liabilities and member's equity	$	209,028

The accompanying notes to the financial statements are an integral part of these statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2006

Revenue:		
Commissions and fees	$	39,201
Interest and dividends		8,736
Realized (loss) on investment		(825)
Total revenue	$	47,112
Expenses:		
Regulatory fees	$	9,833
Other expenses		5,244
Total expenses	$	15,077
Net income	$	32,035

The accompanying notes to the financial statements are an integral part of these statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2006

Statement of Changes in Member's Equity

	Member's Equity	Total
Balance at January 1, 2006	$ 175,243	$ 175,243
Net income	32,035	32,035
Balance at December 31, 2006	$ 207,278	$ 207,278

The accompanying notes to the financial statements are an integral part of these statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows provided by (applied to) operating activities:

Net income		$ 32,035
Adjustments to reconcile net income to net cash used in operating activities:		
	$	
Change in:		
Commissions and fees receivable	(959)	
Other assets	825	
Accounts payable and accrued expenses	(3,380)	
		$ (3,514)
Net cash provided by operating activities		$ 28,521
Net increase in cash		$ 28,521
Cash at January 1, 2006		176,523
Cash at December 31, 2006		$ 205,044

Disclosure of Accounting Policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes to the financial statements are an integral part of these statements.

GLOBAL MARKETS, LLC
(a District of Columbia Limited Liability Company)
Notes to the Financial Statements
For the Year Ended December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements are set forth below.

Nature of Business: Global Markets, LLC (the "Company") is a District of Columbia Limited Liability Company which is registered with the Commodity Futures Trading Commission ("CFTC") as an independent introducing broker ("IB") and the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company is a member of the National Futures Association ("NFA") and the Securities and Exchange Commission ("SEC"). The Company's Sole Member is Mr. Richard D. Buik.

Revenue Recognition: The Company's primary source of revenue is commissions derived from introducing customer orders for commodity futures and securities interests to futures commission merchants and other broker-dealers which carry the customer accounts, as well as commissions related to the sales of interests in private investment funds. Commission revenues and the related commission and brokerage expenses are recognized on the trade date when the positions are opened or closed by the respective carrying futures commission merchants or broker-dealers.

Income Taxes
The Company is a single member LLC. Consequently, for federal and state income tax purposes it is treated as a sole proprietorship and any taxable income/(loss) of the Company is recognized directly by its Sole Member. The District of Columbia's income tax rate on an unincorporated business's is 9.975%.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents: For financial statement purposes, money market mutual funds represent securities that are considered to be cash or cash equivalents on the statement of financial condition and the statement of cash flows.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act ("SEA"), and Regulation §1.17 of the Commodity Exchange Act ("Act"). Under these provisions, the Company must maintain net capital, as defined, of the greater of $45,000 or 6 2/3% of aggregated indebtedness, as defined in Rule 15c3-1(c) of the SEA. At December 31, 2006, the Company had net capital of $203,177, or $158,177 in excess of the minimum net capital requirements. The net capital requirements could effectively restrict the payment of cash distributions, the making of unsecured loans to its Member and the purchase by the Company of its own membership interests.

NOTE 3 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not hold customer segregated cash or securities balances. Futures transactions and securities transactions are processed by futures commission merchants and other broker-dealers, respectively, on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily for each account. There were no unsecured customer debit balances for the Company at December 31, 2006.

NOTE 4 – RELATED PARTY

During the year, the Company earned approximately $39,200 in commission income from transactions involving related parties. At December 31, 2006, approximately $3,980 in commissions receivable is due to the Company from related parties.

SUPPORTING SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Global Markets, LLC **as of December 31, 2006**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	207,278	3480
2.	Deduct ownership equity not allowed for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				207,278	3500
4.	Add:					
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital					3520
	B. Other (deduction) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	207,278	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition	$	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities-propriety capital charges		3600			
	D. Other deductions and/or charges		3610			3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			$	207,278	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities (money market mutual funds)	4,101	3734			
	D. Undue Concentration		3650			
	E. Other (list)		3736		(4,101)	3740
10.	Net Capital			$	203,177	3750

NOTE:

There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

The accompanying notes to the financial statements are an integral part of these statements.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER

Global Markets, LLC as of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	117	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	45,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	45,000	3760
14.	Excess net capital (line 10 less 13)	$	158,177	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	203,002	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	1,750	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$	0	3830
19.	Total aggregate indebtedness				$	1,750	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	0.86%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

The accompanying notes to the financial statements are an integral part of these statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

as of December 31, 2006

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

See Independent Auditor's Report.



CONCORD

MICHAEL J. LICCAR & CO., P.C.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Sole Member
Global Markets, LLC

We have examined the financial statements of Global Markets, LLC (the "Company) for the year ended December 31, 2006, and issued our report thereon dated February 19, 2007. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Due to the small size of the Company and the limited number of accounts, we placed little reliance on the Company's internal controls and we tested 100% of the accounts.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. Our study and evaluation disclosed no conditions that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of the Company's management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.



Certified Public Accountants

Chicago, Illinois
February 19, 2007

END